SECURI 05039177 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 25 2005 DIVISION OF MARKET REGULATION

NAME OF BROKER-DEALER:
Ritchie Capital Investments, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Enterprise Avenue
(No. and Street)

Geneva	**Illinois**	**60134**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Somara C. Zwick **(630) 406-6411**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Somara C. Zwick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ritchie Capital Investments, Ltd., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL SEAL
ELLEN REHR
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(x) (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(x) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
(x) (n) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Affirmation of the Commodity Pool Operator

To the best of my knowledge and belief of the undersigned, the information contained in these financial statements is accurate and complete.

Joseph J. Ritchie
President

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

The Stockholders
Ritchie Capital Investments, Ltd.

We have audited the accompanying statement of financial condition of Ritchie Capital Investments, Ltd. (the Company) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 11, 2005

Ritchie Capital Investments, Ltd.

Statement of Financial Condition

December 31, 2004

Assets		
Cash	$	13,527
Securities owned		4,745,824
Receivables from clearing brokers		5,986,783
Dividends and interest receivable		14,389
Fixed assets (net of accumulated depreciation of $564,200)		855,795
Other assets		25,000
Total assets	$	11,641,318
Liabilities and stockholders' equity		
Liabilities:		
Securities sold, not yet purchased	$	4,597,188
Dividends and interest payable		12,600
Accounts payable and accrued expenses		41,665
Total liabilities		4,651,453
Capital stock (par value $.01, 5,000,000 authorized, 75,612 issued and outstanding)		756
Additional paid-in capital		6,969,760
Retained earnings		19,349
Total stockholders' equity		6,989,865
Total liabilities and stockholders' equity	$	11,641,318

See notes to financial statements.

1. Organization

Ritchie Capital Investments, Ltd. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) solely conducting proprietary investment and trading activities. The Company was incorporated under the laws of the Cayman Islands in December 1997. The Company is registered as a commodity pool with the Commodity Futures Trading Commission.

The Company has entered into agreements with unrelated broker-dealers to process and clear all of the Company's securities and derivative transactions. Substantially all of the Company's investments and substantially all of its capital are held by such broker-dealers to facilitate the Company's trading activities.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are stated at market value with related changes in unrealized appreciation or depreciation reflected in net unrealized gains or losses on investments. Market value is generally based on published market prices or other relevant factors including dealer price quotations. Realized gains and losses are determined by the specific identification method.

2. Summary of Significant Accounting Policies (continued)

Receivables from and Payables to Clearing Brokers

Receivables from and payables to clearing brokers include net receivables and payables for unsettled trades, cash, and margin balances held at the brokers. The Company's clearing brokers charge the Company interest based upon the federal funds rate computed on a daily basis for any margin borrowings. Additionally, the Company earns interest from its clearing brokers based upon the federal funds rate computed on a daily basis on the fair value of securities sold, not yet purchased, plus any other credit balances.

Futures Contracts

Futures contracts are recorded on the trade date. The difference between the original contract amount and the fair value of open commodity futures contract positions is recognized currently and is reflected as a net unrealized gain or loss on the statement of financial condition, as a component of receivables from or payables to clearing brokers. Fair value is based upon the closing exchange settlement prices as of the date of valuation. There were no outstanding futures contracts at December 31, 2004.

Fixed Assets

Fixed assets include computer equipment, furniture and fixtures, and leasehold improvements, which are depreciated using the straight-line method over the useful lives of the assets.

Interest and Dividends

Dividend income and expense is recognized on the ex-dividend date. Interest income and expense is recognized on an accrual basis.

Foreign Currency Translations

The Company periodically holds securities denominated in foreign currencies. These amounts are converted to U.S. dollars using spot currency rates on the date of valuation. Purchases and sales of foreign securities are converted at the prevailing rate of exchange on the respective date of such transactions.

2. Summary of Significant Accounting Policies (continued)

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Income Taxes

The Company is treated as a partnership for U.S. income tax purposes. A partnership is not liable for income taxes as each partner recognizes its proportionate share of the partnership taxable income or loss in its tax return; therefore, no provision for taxes is made in the Company's financial statements.

There is currently no taxation imposed on income or capital gains by the Government of the Cayman Islands. As a result, no tax liability or expense has been recorded in the accompanying financial statements.

3. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2004, securities owned and securities sold, not yet purchased by the Company are comprised as follows:

	Owned	Sold, Not Yet Purchased
Equities	$ 4,745,824	$ 4,597,188
	$ 4,745,824	$ 4,597,188

Securities owned are generally pledged to the clearing brokers on terms that permit those parties to sell or repledge the securities to others, subject to certain limitations.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

4. Derivative Financial Instruments and Other Off-Balance Sheet Risk

Derivative financial instruments traded by the Company include futures and options contracts, whose values are based upon an underlying asset, index, or reference rate, and generally represent future commitments to purchase or sell other financial instruments at specified future dates. There were no outstanding derivative financial instruments at December 31, 2004. Derivatives are subject to various risks similar to those related to the underlying financial instruments, including market and credit risk. The Company uses derivative financial instruments in the normal course of its business to take proprietary trading positions and to manage exposure to loss due to interest rate, exchange rate, and market risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Company's other investing and trading activities. The Company manages the risks associated with derivatives along with its proprietary investing and trading activities in cash instruments within the Company's overall risk management framework.

Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including interest and foreign exchange rate movements, and fluctuations in security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded. The Company manages its exposure to market risk related to trading instruments on an aggregate basis combining the effects of cash instruments and derivative contracts.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. At any point in time, the credit risk for OTC derivative contracts is limited to the net unrealized gain as reported in the statement of financial condition for each counterparty for which a netting agreement exists. In a similar fashion, liabilities represent net amounts owed to counterparties. This netting basis is executed across products and cash collateral when these provisions are specified in the netting agreement. Credit risk due to exchange-traded financial instruments, such as futures and options, is reduced by the regulatory requirements of the individual exchanges on which the instruments are traded. Since the Company does not clear its own securities transactions, it has established accounts with other financial institutions for this purpose. This can, and often does, result in concentrations of credit risk with one or more of these clearing firms. Such risk, however, is mitigated by the obligation of the financial institutions to comply with rules and regulations governing broker-dealers. These rules and regulations generally require maintenance of net capital, as defined, and segregation of customers' funds and securities from holdings of the firm. Transactions in OTC derivative contracts are entered into with major commercial and investment banks. There was no credit risk exposure with respect to OTC derivative contracts as of December 31, 2004, as there were no outstanding OTC derivatives at December 31, 2004.

4. Derivative Financial Instruments and Other Off-Balance Sheet Risk (continued)

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. All of these contracts may be settled in cash or through delivery of the underlying instrument. Margin deposits are generally required to enter into futures contracts and are generally small in value relative to the gross value of the underlying futures contract. Consequently, small price changes in the underlying commodity may result in comparably large trading gains or losses to the Company. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until the delivery date, regardless of the changes in their value or the Company's investment strategy. There were no outstanding futures contracts at December 31, 2004.

5. Fixed Assets

At December 31, 2004, fixed assets consisted of computer equipment with a net book value of $820,856, furniture and fixtures with a net book value of $31,342, and leasehold improvements with a net book value of $3,597. The associated useful lives for these asset classes are 5, 7, and 5 years, respectively.

6. Related Party Transactions

The Company incurred and paid management fees to a related party, Fox River Financial Resources, Inc. (Fox River). Fox River provides certain management services, such as payroll processing, accounting, and other overhead charges, for which the Company incurred $191,923 in expenses in 2004. Fox River is a Subchapter S corporation wholly owned by one of the Company's stockholders.

At the close of trading on January 30, 2004, the stockholders withdrew certain trading assets and liabilities in trading accounts at the Company and subsequently contributed them to a related company, RC Capital, LLC. RC Capital, LLC is an entity owned by the same stockholders of the Company. The net worth of the assets transferred, at fair value, was approximately $33,000,000. The actual transfer of positions occurred the morning of February 2, 2004, and related cash balances were transferred as of February 4, 2004. Notification was made to the required regulatory agencies pursuant to SEC notification rules and approval was received prior to the transfer.

7. Capital Stock

The Company is authorized to issue 5,000,000 shares of stock with a par value of $.01 each, of which 75,612 shares were issued and outstanding at December 31, 2004. The holders of the capital stock are entitled to one vote for each share held.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l). Under the Rule, the Company is required to maintain minimum net capital equal to $100,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change daily. At December 31, 2004, the Company had net capital of $4,880,013, which was $4,780,013 in excess of the required net capital of $100,000.

9. Contingencies

In 2003, the Company received a subpoena in connection with the ongoing investigation into United States mutual fund "market timing." The Company cooperated with this investigation, supplied all subpoenaed information, and has received no further requests nor communications in regard to this matter. The final outcome of these matters cannot be determined at this time, but management believes that the ultimate outcome would not be material to the accompanying financial statements.